UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,579,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,579,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,297,183 shares of Common Stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its Schedule 14A, filed with the Securities and Exchange Commission on April 3, 2006.

CUSIP No. 140475104	13D/A	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,579,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,579,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,579,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,579,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 5 of 12 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 2, 2005 and amended on December 22, 2005 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 140475104	13D/A	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $23,419,286.98. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

On December 21, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “December 21st Letter”). A copy of the December 21st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On April 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 20th Letter”). A copy of the April 20th Letter is attached hereto as Exhibit B and is incorporated herein by reference. In addition, on April 20, 2006, the Reporting Persons issued a press release related to the April 20th Letter, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 858,385; 1,045,092; 235,616; 48,235; 94,152; 197,848 and 100,372 Shares, respectively, representing approximately 3.3%; 3.9%; 0.9%; 0.2%; 0.4%; 0.8% and 0.4%, respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 2,579,700 Shares, constituting 9.8% of the 26,297,183 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,579,700 Shares, constituting 9.8% of the 26,297,183 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,579,700 Shares, constituting 9.8% of the 26,297,183 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 140475104	13D/A	Page 7 of 12 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.

Exhibit C	Press Release, dated April 20, 2006.

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.

CUSIP No. 140475104	13D/A	Page 8 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 140475104	13D/A	Page 9 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.**

Exhibit B	Letter to the Board of Directors of Capital Senior Living Corporation, dated April 20, 2006.

Exhibit C	Press Release, dated April 20, 2006.

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.
**	Previously filed with the Schedule 13D/A on December 22, 2005.

CUSIP No. 140475104	13D/A	Page 10 of 12 pages

EXHIBIT B

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

April 20, 2006

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We are again writing to you as one of the largest independent shareholders of Capital Senior Living Corporation (the “Company” or “CSU”), with an approximate 9.8% ownership stake in the Company. In our previous letter to you dated December 21, 2005, we outlined the gross failures of the Board of Directors in exercising its fiduciary duties to shareholders. We described the excessive executive compensation, all the more outrageous in the face of continuing operating losses for the Company, as well as offensive evergreen long term contracts for seriously underperforming executives. You rejected our call for a sale of the Company without reviewing the substance of our views and instead replied that the Company was pursuing a vague “business plan” that did not, with any meaningful degree of specificity, address the continued operating losses of the Company or the other concerns we have expressed.

Since the date of that letter, neither the financial performance of the Company nor the executive compensation practices of the Board of Directors have improved. In fact, they have remained poor or worsened. For such a critical metric as operating profit or loss, it was somehow not stated until the fourth page of a bizarrely self-congratulatory press release that the Company continued to lose money in the fourth quarter and for the year. Buried in the press release is the sad truth that the Company lost $1,734,000 before income taxes in the fourth quarter of 2005 and $7,187,000 before taxes for the year-ended 2005. These results, together with how they were presented to stockholders, are unacceptable.

Against this backdrop, despite the continuing losses the Board of Directors actually increased executive compensation in 2005, as disclosed in the Company’s recent proxy statement. We do not know how the Compensation Committee – Mssrs. Moore, Nee and Hartberg – can possibly believe that they are fulfilling their fiduciary duties as directors, but to actually increase executive pay in the face of such truly awful performance is incomprehensible. The Board of Directors also decided for some inexplicable reason to reward such terrible performance with additional restricted stock awards to Lawrence Cohen, Chief Executive Officer, and Keith Johannessen, President, each in the amount of $454,350. In the face of continued operating losses and an industry high G&A level, this sort of outrageous compensation is highly offensive and preposterous on its face.

Notwithstanding that these three gentlemen collectively own 5,800 shares (Mr. Hartberg actually owns no shares) and therefore clearly have no financial interest or alignment with common shareholders, we nonetheless would expect any individual to refuse or renegotiate such outlandish pay. While much is made of pre-existing contracts, the Board of Directors also meekly rolls over such evergreen contracts for the top five (at least) executives, perpetuating a shareholder wealth-destructing practice. We hereby demand that you unilaterally terminate all such contracts prior to the May 9, 2006 Company Annual Meeting, or we will be left with no choice but to pursue all alternatives available to us to end this corporate waste.

We reiterate our call for the Company to put itself up for sale through an auction process. The Company is far too small and its assets are too geographically dispersed to have any hope of achieving a critical operating mass. We believe strongly that larger competitors would pay a healthy premium in an acquisition to absorb the Company’s asset base and eliminate the Company’s ongoing G&A crisis.

We look forward to some evidence that this Board of Directors is serious about fulfilling its role as fiduciaries to the shareholders. We demand action prior to the 2006 Annual Meeting to remedy these serious defects in performance and compensation by hiring an independent investment banking firm to consider strategic alternatives and publicly announcing this course of action. Terminating the evergreen provisions of the five executives’ employment agreements is also unquestionably necessary.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 140475104	13D/A	Page 11 of 12 pages

EXHIBIT C

FOR IMMEDIATE RELEASE

MERCURY AGAIN DEMANDS SALE OF COMPANY

AND END TO EXCESSIVE EXECUTIVE PAY

GREENWICH, CT, April 20, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Capital Senior Living Corporation’s (NYSE: CSU) Independent Members of the Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

April 20, 2006

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We are again writing to you as one of the largest independent shareholders of Capital Senior Living Corporation (the “Company” or “CSU”), with an approximate 9.8% ownership stake in the Company. In our previous letter to you dated December 21, 2005, we outlined the gross failures of the Board of Directors in exercising its fiduciary duties to shareholders. We described the excessive executive compensation, all the more outrageous in the face of continuing operating losses for the Company, as well as offensive evergreen long term contracts for seriously underperforming executives. You rejected our call for a sale of the Company without reviewing the substance of our views and instead replied that the Company was pursuing a vague “business plan” that did not, with any meaningful degree of specificity, address the continued operating losses of the Company or the other concerns we have expressed.

Since the date of that letter, neither the financial performance of the Company nor the executive compensation practices of the Board of Directors have improved. In fact, they have remained poor or worsened. For such a critical metric as operating profit or loss, it was somehow not stated until the fourth page of a bizarrely self-congratulatory press release that the Company continued to lose money in the fourth quarter and for the year. Buried in the press release is the sad truth that the Company lost $1,734,000 before income taxes in the fourth quarter of 2005 and $7,187,000 before taxes for the year-ended 2005. These results, together with how they were presented to stockholders, are unacceptable.

Against this backdrop, despite the continuing losses the Board of Directors actually increased executive compensation in 2005, as disclosed in the Company’s recent proxy statement. We do not know how the Compensation Committee – Mssrs. Moore, Nee and Hartberg – can possibly believe that they are fulfilling their fiduciary duties as directors, but to actually increase executive pay in the face of such truly awful performance is incomprehensible. The Board of Directors also decided for some inexplicable reason to reward such terrible performance with additional restricted stock awards to Lawrence Cohen, Chief Executive Officer, and Keith Johannessen, President, each in the amount of $454,350. In the face of continued operating losses and an industry high G&A level, this sort of outrageous compensation is highly offensive and preposterous on its face.

Notwithstanding that these three gentlemen collectively own 5,800 shares (Mr. Hartberg actually owns no shares) and therefore clearly have no financial interest or alignment with common shareholders, we nonetheless would expect any individual to refuse or renegotiate such outlandish pay. While much is made of pre-existing contracts, the Board of Directors also meekly rolls over such evergreen contracts for the top five (at least) executives, perpetuating a shareholder wealth-destructing practice. We hereby demand that you unilaterally terminate all such contracts prior to the May 9, 2006 Company Annual Meeting, or we will be left with no choice but to pursue all alternatives available to us to end this corporate waste.

We reiterate our call for the Company to put itself up for sale through an auction process. The Company is far too small and its assets are too geographically dispersed to have any hope of achieving a critical operating mass. We believe strongly that larger competitors would pay a healthy premium in an acquisition to absorb the Company’s asset base and eliminate the Company’s ongoing G&A crisis.

We look forward to some evidence that this Board of Directors is serious about fulfilling its role as fiduciaries to the shareholders. We demand action prior to the 2006 Annual Meeting to remedy these serious defects in performance and compensation by hiring an independent investment banking firm to consider strategic alternatives and publicly announcing this course of action. Terminating the evergreen provisions of the five executives’ employment agreements is also unquestionably necessary.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 140475104	13D/A	Page 12 of 12 pages

EXHIBIT D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/31/2006	3,208	11.27

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/31/2006	6,792	11.27

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.